COMMENTS RECEIVED ON SEPTEMBER 27, 2013

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)

Fidelity Advisor Limited Term Bond Fund

POST-EFFECTIVE AMENDMENT NO. 109 & 111

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

Fidelity Series Growth & Income Fund (formerly known as Fidelity Series Mega Cap Fund)
Fidelity Advisor Series Growth & Income Fund (formerly known as Fidelity Advisor Series Mega Cap Fund)

POST-EFFECTIVE AMENDMENT NO. 141

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Short Duration High Income Fund

POST-EFFECTIVE AMENDMENT NO. 109

1. Fidelity Advisor Limited Term Bond Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities.."

C: The Staff requested that we change "investment-grade debt securities" to "investment-grade bonds."

R: We believe that any requirement under Rule 35d-1 of the 1940 Act for the fund to have a policy to invest 80% in bonds is met by its policy to invest 80% in investment-grade securities. In this regard, as previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). We note that the Commission, when adopting Rule 35d-1, did not elaborate on the types of debt securities suggested by the term "bond." Accordingly, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure as suggested.

2. Fidelity Advisor Limited Term Bond Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default), options, and futures contracts - and forward-settling securities, to adjust the fund's risk exposure."

C: The Staff questions whether the funds will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the fund does not intend to count derivatives for purposes of its 80% policy.

3. Fidelity Advisor Limited Term Bond Fund

"Investment Details" (SAI)

"Investment Policies and Limitations"

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R: We confirm that if a fund holds any credit default swaps in its portfolio, at this time it would expect to value those at the full notional amount of each transaction for purposes of segregation.

4. Fidelity Advisor Limited Term Bond Fund and Fidelity Short Duration High Income Fund

"Fund Summary" (prospectuses)

"Fee Table"

"A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively."

C: The Staff requests we update the maximum contingent deferred sales charge line item to read "1.00%" for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. While that would technically be consistent with Instruction 2(a)(ii) to Item 3, which contemplates disclosure of more than one type of sales charge, we believe that this result would not be appropriate for these funds as they do not charge both a front-end sales charge and deferred sales charge with respect to the same shares. Therefore, reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

5. All Funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Fidelity Advisor Limited Term Bond Fund)

"Institutional Class eligibility requirements are listed in the Additional Information about the Purchase and Sale of Shares section of the prospectus.

You may buy or sell shares through a retirement account or through an investment professional. You may buy or sell shares in various ways:

Internet www.advisor.fidelity.com
Phone To reach a Fidelity representative 1-877-208-0098
Mail
Fidelity Investments P.O. Box 770002 Cincinnati, OH 45277-0081	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015

The price to buy one share is its net asset value per share (NAV). Shares will be bought at the NAV next calculated after an order is received in proper form.

The price to sell one share is its NAV. Shares will be sold at the NAV next calculated after an order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Advisor Traditional IRA, Roth IRA, Rollover IRA, Simplified Employee Pension-IRA, and Keogh accounts	$500
Through a regular investment plan established at the time the fund position is opened	$100

The fund may waive or lower purchase minimums in other circumstances."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). However, considering that Fidelity Series Growth & Income Fund and Fidelity Advisor Series Growth & Income Fund do not produce Summary Prospectuses at this time, and have comparable disclosure regarding the price of shares later on in their prospectus (under "Additional Information about the Purchase and Sale of Shares"), we will remove the following disclosure from both fund's "Purchase and Sale of Shares" section in the "Fund Summary": "The price to buy one share is its net asset value per share (NAV). Shares will be bought at the NAV next calculated after an order is received in proper form."

6. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

7. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

8. Fidelity Series Growth & Income Fund and Fidelity Advisor Series Growth & Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing a majority of assets in common stocks with a focus on those that pay current dividends and show potential for capital appreciation."

C: The Staff requests that we disclose the market capitalization policy for each fund and add corresponding small cap and mid cap risks to the "Principal Investment Strategies" section, as applicable.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section and the "Fund Summary" section appropriately discloses each fund's principal investment risks. Accordingly, we have not modified disclosure. However, while not principal risks per se, we note that the possibility for market developments to affect different types of markets and different types of securities - such as stocks with different market capitalizations - differently is addressed under "Stock Market Volatility" in the "Fund Summary" and "Fund Details" section.

9. Fidelity Series Growth & Income Fund and Fidelity Advisor Series Growth & Income Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Potentially investing in bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

10. Fidelity Series Growth & Income Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

C: The Staff requests that we add growth and value investing risks to "Principal Investment Risks" in the "Fund Summary" section.

R: The risks associated with investing in growth and value companies is addressed under "Principal Investment Risks" - "Stock Market Volatility" in the "Fund Summary" and "Investment Details" sections, which discusses the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently. Accordingly, we have not modified disclosure.

11. Fidelity Series Growth & Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments."

C: The Staff requests that lower-quality debt security risk be included as a separate item under the heading "Principal Investment Risks" in the "Fund Summary" section.

R: We believe the risk associated with lower quality debt, in particular the lower credit rating and associated risk of issuer or counterparty default, is appropriately discussed under the heading "Issuer-Specific Changes." We note that in "Fund Summary," where we are required to summarize the principal risks of investing in the fund based on the disclosure in "Investment Details," lower quality debt-related risk disclosure appears in the "Issuer-Specific Changes" summary bullet. We believe current disclosure appropriately addresses the principal risks of investing in the fund, including the risks to which the fund's portfolio as a whole is subject. Accordingly, we have not modified disclosure.

12. Fidelity Short Duration High Income Fund

"Fund Summary" (prospectus)

"Investment Objective"

"The fund seeks a high level of current income. The fund may also seek capital appreciation."

C: The Staff requests we clarify the objective to state the fund may seek capital appreciation as a secondary objective.

R: Pursuant to Item 2 of Form N-1A, we have disclosed the fund's investment objective. The capital appreciation part of the investment objective is permissive, and allows the portfolio manager to invest for capital appreciation as opportunities may arise. We believe that such investments are consistent with the fund's name and investment strategies.

13. Fidelity Short Duration High Income Fund

"Fund Summary" (prospectus)

"Fee Table"

"B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.80%. This arrangement will remain in effect through June 30, 2015. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees."

C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

14. Fidelity Short Duration High Income Fund

"Fund Basics" (prospectus)

"Principal Investment Strategies"

(From Principal Investment Strategies)
"In addition to the principal investment strategies discussed above, FMR may use various techniques, such as buying and selling futures contracts and exchange traded funds. FMR may also engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on FMR's outlook and market conditions, FMR may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index. FMR may invest the fund's assets in debt securities by investing in other funds."

(From Description of Principal Security Types)
"Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of a security or index) and credit default swaps (buying or selling credit default protection)."

C: The Staff notes that derivatives are included as a non-principal investment strategy of the funds, yet also as a principal security type. The Staff requests a clarification of this discrepancy.

R: Derivative transactions are not expected to rise to the level of a principal investment strategy or to be among the principal risks to which the funds are subject. However, as the Staff noted, we include the following disclosure, which we believe is consistent with the letter from Barry Miller to the ICI regarding derivatives disclosure, in the "Investment Details" (Item 9) section:

"In addition to the principal investment strategies discussed above, FMR may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on FMR's outlook and market conditions, FMR may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index."

Given the description of derivatives usage as a non-principal strategy, we believe it is helpful to shareholders to include a definition of derivatives in the prospectus so they have a better understanding of what the above disclosure means. Pursuant to General Instruction C.(3)(b) of Form N-1A, a fund may include, except in response to Items 2 through 8, additional information in its prospectus that is not otherwise required, provided "the information is not incomplete, inaccurate, or misleading and does not . . . obscure or impede understanding of the information required to be included." In this case, we believe there is enough prospectus disclosure around derivatives that it is helpful to shareholders to define derivatives in the "Investment Details" (Item 9) section. Given the absence of derivatives disclosure in the "Fund Summary" section, and the fact that disclosure in "Investment Details" also makes it clear that derivatives are not a principal strategy for the funds, we do not believe a shareholder could be confused about the funds' principal strategies.

15. Fidelity Short Duration High Income Fund

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Leverage Risk. Derivatives and forward-settling securities involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities also involve the risk that a security will not be issued, delivered, or paid for when anticipated. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies."

C: The Staff requests that we add a corresponding risk to "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. Leverage risk is not expected to be a principal investment risk for the fund, but because the fund may invest in derivatives and forward-settling securities, the fund could be exposed to some leverage risk. General Instruction C.3(b) under Form N-1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required. Because leverage can magnify investment risks, we believe this is an important risk to identify, even if not disclosed as "principal" in the "Summary" section.

16. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.